Gerald L. Baxter
Tel. 678.553.2430
Fax 678.553.2431
BaxterG@gtlaw.com

VIA FEDERAL EXPRESS and EDGAR

May 8, 2012

Mr. Larry Spirgel
c/o Mr. Brandon Hill
Mail Stop 3720
100 F. Street, N.E.
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:           Remark Media, Inc.
Registration Statement on Form S-4
Filed on:  April 4, 2012
File No.:  333-180570

Dear Mr. Spirgel:

This letter is in response to your letter dated May 1, 2012, with respect to the Registration Statement on Form S-4 filed on April 4, 2012.

The following responds on a comment-by-comment basis to the numbered comments in your letter of May 1, 2012.  I have also included four (4) additional marked copies of the Pre-Effective Amendment No. 1 for your convenience.

General

1.	COMMENT:

Please disclose throughout the proxy statement/prospectus the range of the number of Remark Media common shares that common stockholders of Banks.com will receive on both an aggregate and per share basis. In addition, please provide in the Summary section the table regarding the merger consideration set forth on page 54.  Furthermore, since the range of shares to be received by Banks.com shareholders as merger consideration depends on the amount of Banks.com’s net working capital, please disclose Banks.com’s net working capital as of its latest financial statements.

RESPONSE:

Appropriate changes have been made at the cover page and pages 2, 9,10, 12, 69, 76 and 77 in the enclosed marked copies. Please note that the per share basis information is included in each of the tables.

Mr. Larry Spirgel
Unites States Securities and Exchange Commission
May 8, 2012

2.	COMMENT:

Disclose throughout the proxy statement/prospectus that Remark Media may terminate the merger if Banks.com’s net working capital is less than negative $570,000 no more than three business days prior to the closing date of the merger. Disclose Banks.com’s net working capital as of its latest financial statements.

RESPONSE:

Appropriate changes have been made at pages 9, 12, 13, 14 and 69 in the enclosed marked copies.  Such disclosure is already set forth at page 79.

Summary, page 6

Conditions to Completion of the Merger, page 11

3.	COMMENT:

We note the ability of either party to waive conditions to the merger. Please specifically identify here and on pages 62 to 64 which conditions are waivable.  Disclose whether it is the board of directors’ intent to resolicit stockholder approval if either party waives material conditions.  We believe that resolicitation is generally required when parties waive material conditions to a merger, such as receipt of an opinion that a merger is not taxable to stockholders, and such changes in terms of the merger render the disclosure that you previously provided to shareholders materially misleading.

RESPONSE:

Appropriate changes have been made at pages 13 and 80 in the enclosed marked copies.

Material United Stated Federal Income Tax Consequences, page 13

4.	COMMENT:

Please revise your disclosure to reflect that you have already received a tax opinion from Greenberg Traurig, P.A.

RESPONSE:

Appropriate changes have been made at pages 15 and 71 in the enclosed marked copies.

Mr. Larry Spirgel
Unites States Securities and Exchange Commission
May 8, 2012

Background of the Merger, page 45

5.	COMMENT:

Please revise your disclosure to discuss in more detail how the parties arrived at the form and value of the merger consideration to be paid to the common stockholders and the preferred stockholder, as well as the consideration to be paid to Mr. O’Donnell for his outstanding note and warrants.  As the merger consideration consists of common stock of Remark Media, please disclose the trading prices of Remark Media’s common stock at material points in the negotiation process.

RESPONSE:

Appropriate changes have been made at pages 51-53 in the enclosed marked copies.

6.	COMMENT:

Please identify the members of the Special Committee of the Banks.com board of directors that was formed to establish material terms and approve the transaction.

RESPONSE:

Appropriate changes have been made at page 51 in the enclosed marked copies.

Opinion of the Banks.com Financial Advisor, page 50

    7. COMMENT:

Briefly describe the qualifications of American ValueMetrics Corp to issue a fairness opinion in connection with this transaction.

RESPONSE:

Appropriate changes have been made at pages 66-67 in the enclosed marked copies.

    8. COMMENT:

Describe the method Banks.com used to select American ValueMetrics to render a fairness opinion of the merger consideration.

Mr. Larry Spirgel
Unites States Securities and Exchange Commission
May 8, 2012

RESPONSE:

Appropriate changes have been made at page 52 in the enclosed marked copies.

    9. COMMENT:

Describe any material relationships between you and American ValueMetrics during the past two years.

RESPONSE:

Appropriate changes have been made at page 67 in the enclosed marked copies.

    10. COMMENT:

Provide narrative and quantitative disclosure regarding the fees paid to or to be paid to American ValueMetrics. The reference to a “fee which is customary for transactions of this nature” on page nine is not responsive to Item 1015(b)(4) of Regulation M-A.

RESPONSE:

Appropriate changes have been made at page 67 in the enclosed marked copies.

    11. COMMENT:

You disclose on page 50 that American Valuemetrics opined that the merger consideration was fair, from a financial point of view, to Banks.com.  At the top of page 52, you disclose that American Valuemetrics “was not requested to opine as to, and its opinion did not in any manner address, the fairness of…the consideration to holders of the Banks.com common and preferred stock.” Please explain why Banks.com did not request its financial advisor to opine on the fairness of the consideration to holders of the Banks.com common stock. Discuss what weight and consideration the board of directors of Banks.com gave to the fairness opinion from American Valuemetrics in light of the limitations of the opinion. Explain how American Valuemetrics’ fairness opinion meets the condition to the merger that the Banks.com board of directors receive an opinion from American Valuemetrics that the merger consideration is fair, from a financial point of view, to the holder of Banks.com common stock.

RESPONSE:

Appropriate changes have been made at pages 56-67 in the enclosed marked copies.

Mr. Larry Spirgel
Unites States Securities and Exchange Commission
May 8, 2012

    12. COMMENT:

Please describe the particular financial analyses American ValueMetrics conducted to arrive at their fairness opinion and any material underlying data and information. Describe why the particular analyses were used and why particular measures or methodologies were chosen for each analysis. Explain in concise and understandable language what American ValueMetrics did and how the analyses and conclusions are relevant to stockholders and to the consideration that they are receiving in the merger.  Your discussion should include, but not be limited to, American ValueMetrics’ comparison of you and Banks.com to certain other publicly traded companies and the comparison of the proposed merger to other mergers and acquisitions.

RESPONSE:

Appropriate changes have been made at pages 58-66 in the enclosed marked copies.

    13. COMMENT:

Please disclose all material estimates, evaluations, forecasts and projections that Banks.com and Remark Media provided to American ValueMetrics as well as the bases for, and the nature of, the material assumptions underlying the items provided.

RESPONSE:

Appropriate changes have been made at page 57 in the enclosed marked copies.

Thank you for your time and consideration.  We look forward to your response.

Sincerely yours,

By:	/s/Gerald L. Baxter
Gerald L. Baxter

GLB:lek

Enclosure

cc:           Brandon Hill, Esq.

Kathleen Krebs, Esq.